

Mail Stop 3720

September 7, 2007

Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

   RE: Inmarsat Holdings Limited
     Form 20-F for the fiscal year ended December 31, 2006
     Filed April 30, 2007
     File No. 333-120876-01

     Inmarsat Finance II plc
     Form 20-F for the fiscal year ended December 31, 2006
     Filed April 30, 2007
     File No. 333-120876

Dear Mr. Medlock:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006
Inmarsat Holdings Limited
22. Acquisitions, page F-30

1. Tell us in detail about the terms of the collaboration arrangements entered with ACeS, including, but not limited to, how the profits and losses will be allocated between both parties.

2. Tell us about the business rationale of structuring this transaction by acquiring operational control without legally acquiring the assets of ACeS.

3. Addressing the relevant accounting literature, tell us how you accounted for the transaction with ACeS International Limited under US GAAP.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of
your filings or in response to our comments on your filings.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette
Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments
on the financial statements and related matters. Please contact me at
(202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director